The Chief Executive Officer of Ecopetrol S.A. (“Ecopetrol”) hereby summons all Shareholders to the extraordinary Assembly of the General Shareholders’ Meeting to be held on Tuesday, November 11th, 2025, starting at 8:00 a.m., at the Auditorium of the Centro Internacional de Negocios y Exposiciones (Corferias), located on Carrera 37 No. 24 - 67 in Bogota, D.C. The meeting will be held in person and will be broadcast live via streaming on Ecopetrol's website. The voting process will be conducted electronically. Shareholders are requested to attend the Meeting with their smart mobile devices. If any Shareholder does not have access to a device with the technical requirements required, the company has provided an alternate mechanism for Shareholders to exercise their right to vote. Shareholders who cannot attend the Meeting may be represented by power-of-attorney duly granted in writing to a trusted legal representative, who must meet the requirements established in Article 184 of the Commercial Code. The power of Attorney templates in both Spanish and English can be downloaded from the website at https://www.ecopetrol.com.co/asamblea-ext2025-eng. The Agenda for the meeting will be the following: RECOMMENDATIONS Additional information is available at: Shareholder Services Office Telephone Bogotá: +(57) 601307 70 75; rest of the country: +(57) 01 8000 113434 Email: accionistas@ecopetrol.com.co www.ecopetrol.com.co For the legal representation of the shareholders, compliance will be given to the provisions of the Legal Circular 006 of 2025 regarding the illegal, unauthorized and unsafe practices of securities issuers. Except in cases of legal representation via proxy, Ecopetrol administrators and employees may not represent shares other than their own while they are employed by the company, nor substitute the powers conferred thereon. Additionally, they may not vote on the Company’s ¬financial statements. Additionally, they may not vote on the Company’s financial statements. RICARDO ROA BARRAGÁN Chief Executive Officer • If an individual is acting as a proxy representative, the corresponding proxy form must be submitted in its physical form at registration along with any additional documentation required. Certificates of incorporation and legal representation of the companies must have an issuance date not exceeding one month. • To avoid overcrowding, guarantee the adequate participation of all shareholders, registration points will open as of 7:00 a.m. • To expedite the registration process and ensure appropriate participation at the Meeting, in the case of individuals representing as proxy multiple shareholders, it is suggested a proxy representative is only responsible for at most 50 proxy forms. • Only one helper per shareholder requiring additional assistance will be allowed entry. • No kit will be provided. • Publicity material or any other type of material that might hamper the normal course of the meeting will not be allowed in the facility and their distribution is strictly prohibited. • If you experience symptoms of acute respiratory infection (cough, fever, sore throat, muscle pain), we recommend that you refrain from attending the Meeting and instead follow it live via streaming. If you do attend please wear a face mask during the Meeting. • Shareholders are invited to update their personal information through the Shareholder Service Office´s mail box and/or phone number and/or the Shareholder portal available on Ecopetrol´s website. G E N E R A L S H A R E H O L D E R S ’ MEETING OF ECOPETROL S.A. 1. Safety guidelines 2. Quorum verification 3. Opening of the General Shareholders’ Meeting by the Chief Executive Officer of Ecopetrol 4. Approval of the Agenda 5. Appointment of the Chairperson presiding over the General Shareholders’ Meeting 6. Appointment of the commission responsible for scrutiny and counting of the votes 7. Appointment of the commission responsible for the revision and approval of the minutes of the meeting 8. Presentation and approval of amendments to the corporate bylaws of Ecopetrol S.A.